+1 617 526 6000 (t)

+1 617 526 5000 (f)

March 27, 2017

By Electronic Submission

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC  20549

Re:              Editas Medicine, Inc.

Registration Statement on Form S-3
File No. 333-216528

Ladies and Gentlemen:

On behalf of Editas Medicine, Inc. (the “Company”), filed herewith is a pre-effective Amendment No. 1 (“Amendment No. 1”) to the Registration Statement referenced above.

Amendment No. 1 is being submitted in response to an oral comment of the Staff of the Securities and Exchange Commission (the “Commission”) to Rosemary G. Reilly of Wilmer Cutler Pickering Hale and Dorr LLP, counsel to the Company.

This filing is being effected by direct transmission to the Commission’s EDGAR System.

If you have any further questions or comments, or if you require any additional information, please contact the undersigned by telephone at (617) 526-6633 or facsimile at (617) 526-5000.  Thank you for your assistance.

Very truly yours,

Wilmer Cutler Pickering Hale and Dorr, LLP

By:	/s/ Rosemary G. Reilly
Rosemary G. Reilly, Partner

cc:                                Katrine S. Bosley, President and CEO, Editas Medicine, Inc.

Cerulean Pharma Inc. | 35 Gatehouse Drive | Waltham, MA 02451 | P: 781-996-4300 | F: 844-894-CERU